FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2004

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On June 29, 2004, Aladdin Knowledge Systems Ltd. (the “Registrant”) announced that it will hold a conference call to discuss its financial results for the second fiscal quarter of 2004. The call is scheduled for Tuesday, July 20, 2004. A copy of the press release announcing the conference call is attached hereto as Exhibit 1.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) BY: /S/ Erez Rosen —————————————— Erez Rosen CFO

        Date: July 1, 2004

Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Aladdin Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
310-574-8888	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems’ Second Quarter 2004 Earnings
Conference Call Scheduled for July 20th at 9:00 a.m. EDT

NEW YORK, TEL AVIV, ISRAEL, June 29, 2004 – Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN), will hold a conference call to discuss its second quarter 2004 results. The call is scheduled for Tuesday, July 20th at the times indicated below.

Mr. Yanki Margalit, Chief Executive Officer, and Mr. Erez Rosen, Chief Financial Officer, will host the call and be available to answer questions. To participate, please call the following teleconferencing numbers. Please begin placing your calls five minutes before the hour:

Number (800) 399-0427 (Domestic)
Number +1 (706) 643-1624 (International)

Tuesday, July 20th
At:
9:00 a.m. Eastern
8:00 a.m. Central
7:00 a.m. Mountain
6:00 a.m. Pacific
4:00 p.m. Israel

For those unable to participate in the call, there will be a replay available from 7/20/04 at 11:00 a.m. Eastern, through 7/27/04, at 11:59 p.m., Eastern. Please call:

Number (800) 642-1687 (Domestic)
Number +1 (706) 645-9291 (International)
Pin Code: 8502195

About Aladdin Knowledge Systems

Aladdin (NASDAQ: ALDN) is a leader in digital security, providing solutions for software digital rights management and Internet security since 1985. Serving more than 30,000 customers worldwide, Aladdin products include:  the USB-based eToken™ device for strong user authentication and e-commerce security; the eSafe® line of integrated content security solutions that protect networks against malicious, inappropriate and nonproductive Internet-borne content; HASP® , the world’s number one hardware-based software security system that protects the revenues of software publishers; and Privilege™, a software licensing and protection platform that enables secure software distribution via CD, electronic software distribution or peer-to-peer networks. Visit the Aladdin Web site at http://www.eAladdin.com.